UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Power-One, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
739308104
(CUSIP Number)
David A. Knight, c/o Stephens Inc.,111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		4,334,154

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		297,637

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,334,154

WITH	10	SHARED DISPOSITIVE POWER

		297,637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,631,791

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		220,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,939

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

220,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust UID 9/10/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust UID 12/01/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust UID 12/28/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		92,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,455

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,317

WITH	10	SHARED DISPOSITIVE POWER

		18,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	110,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		318,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,394

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,668

WITH	10	SHARED DISPOSITIVE POWER

		239,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	558,062

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104
Introductory Statement
     This Amendment No. 11 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Power-One, Inc. (“Power One”). It is being filed to report a decrease in the number of shares of the Common Stock beneficially owned by certain of the reporting persons. This Amendment No. 11 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on June 11, 1998, (ii) Amendment No. 1 to the Statement filed by the reporting persons on October 28, 1999, (iii) Amendment No. 2 to the Statement filed by the reporting persons on June 19, 2000, (iv) Amendment No. 3 to the Statement filed by the reporting persons on August 7, 2000, (v) Amendment No. 4 to the Statement filed by the reporting persons on November 30, 2000, (vi) Amendment No. 5 to the Statement filed by the reporting persons on December 7, 2001, (vii) Amendment No. 6 to the Statement filed by the reporting persons on March 13, 2003, (viii) Amendment No. 7 to the Statement filed by the reporting persons on February 14, 2008, (ix) Amendment No. 8 to the Statement filed by the reporting persons on March 13, 2008, (x) Amendment No. 9 to the Statement filed by the reporting persons on March 17, 2008, and (xi) Amendment No. 10 to the Statement filed by the reporting persons on June 25, 2008 (collectively, the “Prior Filings” and collectively with this Amendment No. 11, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Prior Filings.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5(a) is amended and restated to read in its entirety as follows:
          (a) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Jackson T. Stephens Trust One	0	0.0	0	0	0	0
Warren A. Stephens(2)	4,631,791	5.3	4,334,154	297,637	4,334,154	297,637
Warren and Harriet Stephens Children’s Trust	220,939	0.3	220,939	0	220,939	0
Harriet C. Stephens Trust	85,348	0.1	85,348	0	85,348	0
Harriet C. Stephens(3)	85,348	0.1	85,348	0	85,348	0
Warren Miles Amerine Stephens Trust	130,171	0.1	130,171	0	130,171	0
John Calhoun Stephens Trust	130,171	0.1	130,171	0	130,171	0
Laura Whitaker Stephens Trust	130,171	0.1	130,171	0	130,171	0
Douglas H. Martin(4)	110,772	0.1	92,317	18,455	92,317	18,455
Curtis F. Bradbury(5)	558,062	0.6	318,668	239,394	318,668	239,394

(1)	Based on 88,198,670 shares reported by Power One as outstanding on the date of filing of this Amendment No. 11.

(2)	Includes 130,171 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee, has sole voting power and sole dispositive power, 3,543,521 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager, has sole voting power and sole dispositive power, and 200,120 shares owned by Warren A. Stephens IRA as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and

CUSIP No.	739308104

11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Stephens, as Co-Manager, has shared voting power and shared dispositive power. Also includes 58,243 shares held by Stephens Inc. in discretionary customer accounts as to which Mr. Stephens, as President of Stephens Inc., has shared voting power and shared dispositive power, and 220,939 shares owned by Warren and Harriet Stephens Childrens Trust for benefit of reporting person’s children as to which Mr. Stephens may be deemed to have shared voting and dispositive power. Also includes 200,000 shares held by Stephens Inc. in its inventory as to which Mr. Stephens has sole voting power and sole dispositive power.

(3)	Includes 85,348 shares beneficially owned by Harriet Calhoun Stephens Trust, of which Harriet C. Stephens is a trustee. Excludes shares beneficially owned by Harriet Calhoun Stephens’ husband, Warren A. Stephens.

(4)	Includes 5,908 shares owned by Martin Family Partnership IV as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 39,629 shares owned individually and 42,780 shares owned by Mr. Martin’s IRA as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and 11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Martin, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 1,000 shares owned by each of four minor children.

(5)	Includes 317,168 shares owned individually and 1,500 shares owned by Curtis F. Bradbury, III, Mr. Bradbury’s minor child, as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and 11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Bradbury, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 220,939 shares owned by Warren and Harriet Stephens Children’s Trust as to which Mr. Bradbury, as Co-Trustee, has shared voting power and shared dispositive power.
     Item 5(b) is supplemented by adding the following:
          On December 22, 2009, Power One and PWER Bridge, LLC (“PWER Bridge”), a Nevada limited liability company wholly owned by Stephens Investments Holdings LLC, entered into a Warrant Cancellation Agreement whereby PWER Bridge relinquished fully vested warrants for 500,000 shares of the Common Stock in exchange for the payment by Power One of $1,045,000.
          During the past sixty days, Stephens Inc., a corporation owned by Warren Stephens, effected the following open market sales of the Common Stock: 25,000 shares on December 7, 2009; 125,000 shares on December 22, 2009, and 100,000 shares on December 23, 2009.
     Item 5(c) is supplemented by adding the following:
          On September 3, 2009, Jackson T. Stephens Trust No. One ceased to be the beneficial owner of any shares of the Common Stock. Accordingly, Jackson T. Stephens Trust No. One has ceased to be a member of the reporting group.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
          Agreement to File Joint Schedule 13D
          Warrant Cancellation Agreement

CUSIP No.	739308104
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16, 2010
Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Jackson T. Stephens Trust No. One, Warren A. Stephens, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, and Curtis F. Bradbury, Jr.